

07009167

SECURITIES AND EXCHANGE COMMISSION

BP 1/16

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 3 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66675

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Middle Market Transactions, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

158 West Prairie Avenue
(No. and Street)

Decatur (City) Illinois (State) 62523 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Pat Nolan (217) 429-0202
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

225 North Water Street, Ste. 400 (Address) Decatur (City) Illinois (State) 62525 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 18 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 1/17

OATH OR AFFIRMATION

I, Patrick C. Nolan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Middle Market Transactions, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Independent Accountants' Report

Board of Directors
Middle Market Transactions, Inc.
Decatur, Illinois

We have audited the accompanying statement of financial condition of Middle Market Transactions, Inc. as of December 31, 2006, and the related statements of operations, stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Middle Market Transactions, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

Decatur, Illinois
February 6, 2007

Middle Market Transactions, Inc.

Statement of Financial Condition

December 31, 2006

Assets

Cash and cash equivalents	$	8,911

Stockholder's Equity

Capital stock; $1 par value; authorized, issued and outstanding 1,000 shares	$	1,000
Additional paid-in capital		58,579
Retained deficit		(50,668)
Total stockholder's equity	$	8,911

See Notes to Financial Statements

Middle Market Transactions, Inc.

Statement of Operations

Year Ended December 31, 2006

Expenses		
General and administrative expenses	$	6,000
Professional fees		8,781
Communication and data processing		567
Regulatory fees		2,885
Interest		—
Total expenses		18,233
Net Loss	$	(18,233)

See Notes to Financial Statements

Middle Market Transactions, Inc.

Statement of Stockholder's Equity

Year Ended December 31, 2006

	Common Stock		Additional Paid-In Capital	Retained Deficit	Total
	Shares	Amount			
Balance, January 1, 2006	1,000	$ 1,000	$ 41,177	$ (32,435)	$ 9,742
Capital contributions	—	—	17,402	—	17,402
Net loss	—	—	—	(18,233)	(18,233)
Balance, December 31, 2006	1,000	$ 1,000	$ 58,579	$ (50,668)	$ 8,911

See Notes to Financial Statements

Middle Market Transactions, Inc.
Statement of Cash Flows
Year Ended December 31, 2006

Operating Activity		
Net loss, net cash used in operating activity	$	(18,233)
Financing Activity		
Capital contributions, net cash provided by financing activity		17,402
Decrease in Cash and Cash Equivalents		(831)
Cash and Cash Equivalents, Beginning of Year		9,742
Cash and Cash Equivalents, End of Year	$	8,911

Middle Market Transactions, Inc.

Notes to Financial Statements

December 31, 2006

Note 1: Summary of Significant Accounting Policies

Nature of Operations

Middle Market Transactions, Inc. (the "Company"), is primarily engaged in the business of facilitating the sale of middle market business securities. The Company is a member of the National Association of Securities Dealers, Inc. and operates under the exemptive provisions of Rule 15c3-3(k)(2)(i) under the Securities and Exchange Act of 1934.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

Income Taxes

The Company's stockholder has elected to have the Company's income taxed as an "S" Corporation under provisions of the Internal Revenue Code and a similar section of the Illinois income tax law. Therefore, taxable income or loss is reported to the individual stockholder for inclusion in his respective tax returns and no provision for federal and state income taxes is included in these statements.

Note 2: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. In addition, equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company had net capital of $8,911, which exceeded the minimum required amount by $3,911.

Middle Market Transactions, Inc.

Notes to Financial Statements

December 31, 2006

Note 3: Sublease and Administrative Services Agreement

The Company has a sublease and administrative services agreement with a company with common ownership (related party). The agreement may be terminated by either party as of the end of any month. Under the agreement, the Company will pay the related party, on a monthly basis, $150 to sublease office space, $350 for administrative services and reimburse it for expenses paid on the Company's behalf. The expense related to this agreement for 2006 was $6,000.



Independent Accountants' Report on Supplementary Information

Board of Directors
Middle Market Transactions, Inc.
Decatur, Illinois

We have audited the accompanying financial statements of Middle Market Transactions, Inc. as of and for the year ended December 31, 2006, and have issued our report thereon dated February 6, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

BKD, LLP

Decatur, Illinois
February 6, 2007

225 North Water Street, Suite 400 P.O. Box 1580 Decatur, IL 62525-1580 217 429-2411 Fax 217 429-6109

Middle Market Transactions, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2006

Total Stockholder's Equity	$	8,911
Non-allowable Assets		—
Net Capital Before Haircuts on Securities Positions		8,911
Haircuts on Securities		—
Net Capital	$	8,911
Aggregate Indebtedness	$	0
Computation of Basic Net Capital Requirement		
Minimum net capital required	$	0
Minimum dollar net capital requirement	$	5,000
Net capital requirement (greater of above)	$	5,000
Excess net capital	$	3,911
Excess net capital at 1,000%	$	8,911
Ratio of aggregate indebtedness to net capital		N/A, no indebtedness

There were no material differences between the computation of net capital and the basic net capital requirement computation included in these financial statements with those previously reported and amended by the Company.

Middle Market Transactions, Inc.

Information Relating to Possession or Control Requirements and Computation for Determination of the Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2006

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3" and "Information Relating to Possession of Control Requirements pursuant to Rule 15c3-3" as it meets the exemptive provision of Rule 15c3-3 under Section (k)(2)(i) of the Rule.



Independent Accountants' Supplemental Report on Internal Control

Board of Directors
Middle Market Transactions, Inc.
Decatur, Illinois

In planning and performing our audit of the financial statements and supplemental information of Middle Market Transactions, Inc. (the "Company") for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following, (1) making quarterly securities examinations, counts, verifications and comparisons, (2) recordation of differences required by Rule 17a-13, (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

225 North Water Street, Suite 400 P.O. Box 1580 Decatur, IL 62525-1580 217 429-2411 Fax 217 429-6109

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and management of Middle Market Transactions, Inc., the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

Decatur, Illinois
February 6, 2007



Board of Directors and Management
Middle Market Transactions, Inc.
Decatur, Illinois

In planning and performing our audit of the financial statements of Middle Market Transactions, Inc. ("Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control. As such, our consideration of internal control would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements of the Company's financial statements on a timely basis. A control deficiency in design exists when a control necessary to meet a control objective is missing or an existing control is not properly designed so that, even if the control operates as designed, a control objective is not always met. A control deficiency in operation exists when a properly designed control does not operate as designed or when the person performing the control does not possess the necessary authority or qualifications to perform the control effectively.

A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal controls.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the Company's financial statements will not be prevented or detected by the Company's internal controls.

We observed the following matters that we consider to be control deficiencies, significant deficiencies or material weaknesses.

Material Weaknesses

No matters are reportable.

225 North Water Street, Suite 400 P.O. Box 1580 Decatur, IL 62525-1580 217 429-2411 Fax 217 429-6109

SIGNIFICANT DEFICIENCIES

Segregation of Duties

Segregation of accounting duties is an essential element of effective internal controls, involving the separation of custody of assets from related recording of transactions. Segregation of conflicting duties within the Company's accounting department is difficult because of the limited number of personnel. The President is the sole stockholder and performs all accounting transactions. We encourage you to limit, to the extent possible, performance of incompatible duties by individuals in the Company. Following are the incompatible duties that we noted.

- The President has access to all functions of accessing and recording sales and cash receipts and purchases/expenses and cash disbursement.

Accrued Professional Fees

We noted the Company is accruing the audit fee for the audit pertaining to that year. This is not correct as the audit services are actually performed in the next fiscal year. The audit fee accrual was reversed with the preparation of the financial statements.

CONTROL DEFICIENCIES

No matters are reportable.

OTHER MATTERES

New Auditing Standards

Two of the new auditing standards issued during 2006 impacted your audit this year. The first is Statement on Auditing Standards No. 103 (SAS 103), *Audit Documentation*. The second is Statement on Auditing Standards No. 112 (SAS 112), *Communicating Internal Control Related Matters Identified in an Audit*. The impact of each is discussed in the following paragraphs.

SAS 103

The principal reason for issuing SAS 103 is to conform the documentation requirements for audits of nonpublic companies to those for public companies. The standard outlines minimum requirements for documentation to be included in audit files and establishes minimum periods that files must be retained. These requirements will have little visible impact on your audit.

However, SAS 103 also changes the rules for dating audit reports. Under existing auditing standards, reports are dated at the end of fieldwork, which is generally when auditors leave the client's place of business and return to their offices. Under SAS 103, reports will be dated when sufficient evidence to support the report has been obtained. Generally, this will be a date very near when the report is released.

Auditing standards require an auditor to perform certain updating procedures through or near the date of their report. These procedures include reading financial statements prepared since the end of the year, reading minutes of the board and audit committee and making inquiries of the CEO regarding changes in the business that may have occurred. These procedures are collectively referred to as "subsequent events procedures," and were typically performed before the end of fieldwork, even though some audit evidence remained outstanding. Their purpose is to identify matters which might require disclosure or inclusion in the financial statements.

The subsequent events procedures must now be performed through or near the new report date. It is common for auditors to be waiting on key audit evidence even after they leave the clients' offices. Such evidence might include legal representation letters, debt covenant waivers and even analyses of accounts.

The new standard will require a coordinated effort to wrap up the audit while in the field. Therefore, all requested information should be provided on a timely basis to reduce additional audit hours.

SAS 112

SAS 112 defines the terms *control deficiency, significant deficiency* and *material weakness*, which are used to describe the severity of internal control deficiencies. These terms collectively replace *reportable condition* and other terms used in existing auditing standards. The new terms and their definitions mirror those used for public companies so, again, the principal reason for issuing SAS 112 is to conform to the requirements applicable to public companies.

The new terms and definitions are:

- *Control Deficiency* (CD) – Exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis

  √ A deficiency in *design* exists when

    - A control necessary to meet a control objective is missing, or

    - An existing control is not properly designed so that even if the control operates as designed, the control objective is not always met

  √ A deficiency in operation exists when

    - A properly designed control does not operate as designed, or

    - A person performing a control does not possess necessary authority or qualifications to perform the control effectively

- *Significant Deficiency* (SD) – A control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is a more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected

- *Material Weakness* (MW) – A significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of financial statements will not be prevented or detected

For 2006, we are required to categorize those deficiencies that we report as material weaknesses, significant deficiencies or other control deficiencies. As a result, your management letter has a different look. We believe these changes are positive and will enable you and other users to understand the significance of control deficiencies much better.

This communication is intended solely for the information and use of management and the Board of Directors and is not intended to be and should not be used by anyone other than those specified parties.

BKD, LLP

February 6, 2007

END